SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF JANUARY 2023

 FORM 6-K

COMMISSION FILE NUMBER  1-15150

 The Dome Tower

Suite 3000, 333 – 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

US Bank Tower

Suite 2200, 950 – 17th Street

Denver, Colorado

United States of America 80202-2805

(720) 279-5500

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or  Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐	No ☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐	No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐	No ☒

 EXHIBIT INDEX

EXHIBIT 99.1 -	News Release Dated January 18, 2023 - Enerplus to Report Fourth Quarter and Full-Year 2022 Results & Reserves February 23

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

BY:	/s/	David A. McCoy
David A. McCoy
Vice President, General Counsel & Corporate Secretary

DATE: January 18, 2023